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03025279

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K


RECD S.E.C.
JUN 3 0 2003
1086

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission File Number 0-27918

CENTURY ALUMINUM OF WEST VIRGINIA, INC./ UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

2511 Garden Road
Building A, Suite 200
Monterey, California 93940

(Full title of the Plan and the address of the Plan, if different from that of the issuer named below)

Century Aluminum Company
2511 Garden Road
Building A, Suite 200
Monterey, California 93940

(Name of issuer of the common stock issued pursuant to the Plan and the address of its principal executive office)

CENTURY ALUMINUM OF WEST VIRGINIA, INC./ UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, Pennsylvania 15222-5401

Tel: (412) 338-7200
Fax: (412) 338-7380
www.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator and
Participants of the Century Aluminum of West Virginia, Inc./
United Steelworkers of America Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Century Aluminum of West Virginia, Inc./United Steelworkers of America Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Pittsburgh, Pennsylvania
June 20, 2003

CENTURY ALUMINUM OF WEST VIRGINIA, INC./
UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:		
Investments at fair value:		
Investments in pooled separate accounts	$ 1,893,833	$ 2,348,104
Century Aluminum Stock	255,571	149,898
Participant loans	119,668	112,068
	2,269,072	2,610,070
Investments at contract value:		
Guaranteed investment funds	2,476,788	2,450,940
Total investments	4,745,860	5,061,010
Employee contributions receivable	53,877	16,899
NET ASSETS AVAILABLE FOR BENEFITS	$ 4,799,737	$ 5,077,909

See notes to financial statements.

CENTURY ALUMINUM OF WEST VIRGINIA, INC./
UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	$ 5,077,909	$ 4,823,968
ADDITIONS:		
Investment income:		
Net depreciation in fair value of pooled separate accounts	(488,397)	(212,706)
Net (depreciation) appreciation in fair value of Century Aluminum Company stock	(62,058)	48,732
Interest and dividends	108,436	123,883
Net investment loss	(442,019)	(40,091)
Employee contributions	630,930	794,870
Total additions	188,911	754,779
DEDUCTIONS:		
Benefit payments	460,883	451,931
Net transfers	6,200	48,907
Total deductions	467,083	500,838
NET (DEDUCTIONS) ADDITIONS	(278,172)	253,941
NET ASSETS AVAILABLE FOR BENEFITS—End of year	$ 4,799,737	$ 5,077,909

See notes to financial statements.

CENTURY ALUMINUM OF WEST VIRGINIA, INC./ UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2002 AND 2001

1. DESCRIPTION OF THE PLAN

The following brief description of the Century Aluminum of West Virginia, Inc./United Steelworkers of America Savings Plan (the "Plan") (formerly United Steelworkers of America (USWA) Program – 401(k) Plan for Bargaining Unit Employees of Century Aluminum of West Virginia, Inc. and Ravenswood Aluminum Corporation/United Steelworkers of America Savings Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

General—The Plan, established February 7, 1989, is a defined contribution plan for all employees covered by a labor agreement in effect between Century Aluminum of West Virginia, Inc. (the "Company") (formerly known as Ravenswood Aluminum Corporation) and the United Steelworkers of America, and who participated in the Kaiser Aluminum and Chemical Corporation/United Steelworkers of America Savings Plan on February 6, 1989. All other union employees are eligible for the Plan after they have completed a probationary period of 60 working days. Connecticut General Life Insurance Company ("CIGNA") Retirement & Investment Services serves as trustee to the Plan.

Retirement Benefits—Effective January 1, 2002, participants may elect to have the Company defer up to 100% of their hourly wage with an annual limit of $11,000 and an additional catch-up contribution of $1,000 if 50 years of age or over for the purpose of making pre-tax contributions to the Plan. Prior to January 1, 2002, participants could elect to have the Company defer from 1% to 15% of their hourly wage for the purpose of making pre-tax contributions to the Plan with an additional 2% to 10% on an after-tax contribution basis. Participants are vested immediately in their contributions plus actual earnings thereon. The Company does not make contributions to the Plan.

Participants may elect to have their contributions invested in one or all of the following: CIGNA Guaranteed Long-Term Fund, CIGNA Guaranteed Government Securities Fund, Fidelity Advisor Balanced Fund, Balance I Wellington Management Fund, Credit Suisse Strategic Value Fund, Fidelity Growth Opportunities Fund, and Century Aluminum Company Stock. All contributions are fully vested and nonforfeitable and participants can transfer balances between funds quarterly. Subject to provisions in the Plan, participants are entitled to distributions upon reaching age 59 1/2 or earlier in the case of retirement, death, termination or hardship.

Participant Loans—Participants may borrow from their fund account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Interest rates ranged from 8.5% to 9.5% as of December 31, 2002 and 2001. Principal and interest is paid ratably through monthly payroll deductions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America:

Investments—The Plan's investments in pooled separate accounts are reported at fair value as determined from market quotations and other sources as reported to the Plan by CIGNA Retirement and Investment Services. Investments in common stock of Century Aluminum Company are valued at the last reported sales price on the last business day of the year. Participant loans are valued at cost, which approximates fair value. The Plan's guaranteed investment contracts are valued at contract value as reported to the Plan by CIGNA. Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expense are reflected as a reduction of net appreciation (depreciation) in the fair market value of such investments.

Administrative Expenses—Administrative expenses of the Plan are paid by the Company.

Use of Estimates—The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, Century Aluminum Company Stock, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Standard—Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 137 and No. 138 which was effective for all fiscal years beginning after June 15, 2000, established accounting and reporting standards for derivative instruments and hedging activities. The Plan adopted SFAS No. 133, as amended, on January 1, 2001, and the adoption did not have a material impact on the Plan's financial statements.

3. INVESTMENTS

During plan years 2002 and 2001, the investment election options available to participants were as follows:

a. *CIGNA Guaranteed Long-Term Fund*
b. *CIGNA Guaranteed Government Securities Fund*
c. *Fidelity Advisor Balanced Fund*
d. *Balanced I Wellingington Management Fund*
e. *Credit Suisse Strategic Value Fund*
f. *Fidelity Growth Opportunities Fund*
g. *Century Aluminum Company Stock*

The following represent the fair value of investments that represent five percent or more of net assets available for benefits as of December 31, 2002 and 2001:

	2002	2001
CIGNA Guaranteed Long-Term Fund	$ 2,326,724	$ 2,233,072
Credit Suisse Strategic Value Fund	656,799	833,363
Fidelity Growth Opportunities Fund	834,667	1,084,942
Century Aluminum Common Stock	255,571	149,898*

* Represents five percent or more of net assets for 2002 only.

4. GUARANTEED INVESTMENT CONTRACTS

Employee contributions to guaranteed investment contract funds are maintained by CIGNA in either the CIGNA Guaranteed Long-Term Fund or the CIGNA Guaranteed Government Securities Fund. Participant contributions and rates of return are guaranteed by CIGNA. The accounts are credited with interest earnings on the underlying investments and charged for Plan withdrawals. The guaranteed investment contracts with CIGNA are benefit responsive contracts and therefore, are included in the Plan's financial statements at contract value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Guaranteed Long-Term Fund has a fair value which approximates contract value at December 31, 2002 and 2001. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate were 4.45% and 5.75% for 2002 and 2001, respectively. The crediting interest rate is determined by CIGNA semi-annually and is based on an agreed upon blending of interest rate conditions.

The Guaranteed Government Securities Fund also has a fair value, which approximates contract value at December 31, 2002 and 2001. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate were .58% and 3.41% for 2002 and 2001, respectively. The crediting interest rate is determined by CIGNA monthly and is based on an agreed upon formula.

5. PLAN TERMINATION

In the event the Plan terminates, the participants remain 100% vested in their accounts and the net assets of the Plan will be allocated in accordance with the provisions of ERISA and its related regulations. It is the Company's intention to continue the Plan.

6. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Cigna Retirement & Investment Services. Cigna Retirement & Investment Services is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, certain Plan investments are shares of Century Aluminum Company. Century Aluminum Company is a related party of the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

7. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 2, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8. BENEFITS CLAIMS PAYABLE

At December 31, 2002 and 2001, net assets available for benefits included $13,230 and $-0-, respectively, for distributions to participants who have withdrawn from the Plan prior to the end of the plan year.

* * * * * *

SUPPLEMENTAL SCHEDULE

CENTURY ALUMINUM OF WEST VIRGINIA, INC./
UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
YEAR ENDED DECEMBER 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Current Value
* CIGNA	Guaranteed Long-Term Fund	$ 2,326,724
* CIGNA	Guaranteed Government Securities Fund	150,064
* CIGNA	Fidelity Advisor Balanced Fund	179,658
* CIGNA	Balanced I Wellington Management Fund	222,709
* CIGNA	Credit Suisse Strategic Value Fund	656,799
* CIGNA	Fidelity Growth Opportunities Fund	834,667
* Century Aluminum Company	Century Aluminum Company Stock (34,490 shares)	255,571
		4,626,192
* Participants	Participant loans— (with maturity dates through 2005 at interest rates varying between 8.50% to 9.50%)	119,668
		$ 4,745,860

* Party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Century Aluminum Company has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned thereunto duly authorized.

CENTURY ALUMINUM OF WEST VIRGINIA, INC./
UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

BY: ______________________
David W. Beckley

Executive Vice President, Chief Financial Officer, Member of Retirement Committee
Century Aluminum Company

DATE: June 26, 2003

EXHIBIT INDEX

Exhibit No.	Exhibit Description
23.1	Independent Auditors' Consent

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, Pennsylvania 15222-5401

Tel: (412) 338-7200
Fax: (412) 338-7380
www.deloitte.com

Exhibit 23.1

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-28827 of Century Aluminum Company on Form S-8 of our report dated June 20, 2003, appearing in this Annual Report on Form 11-K of the Century Aluminum of West Virginia, Inc./United Steelworkers of America Savings Plan for the year ended December 31, 2002.


DELOITTE & TOUCHE, LLP

Pittsburgh, PA
June 26, 2003

Deloitte
Touche
Tohmatsu